UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal annual period ended: December 31, 2022

Called Higher Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Mailing Address of principal executive offices)

(888) 552-2553

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Voting Common Stock

In this report, the terms “Called Higher Studios”, “we”, “us”, “our” or “the Company” refers to Called Higher Studios, Inc..

This report on Form 1-K (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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THE COMPANY’S BUSINESS

Overview and Structure

Called Higher Studios was founded on June 4, 2019. The company’s goal is to create the first Christian, fan owned, faith-based movie studio. Our mission is to produce quality faith & family based content that spreads the gospel of Jesus Christ and also transcends story telling. Our goal is to develop and produce faith based films, television programs, and short form media for Christian audiences.

The company is a subsidiary of Global Development Alpha, LLC, which is 75% owned by Jason Brown, who is the Chief Executive Officer, President and Director of the company and 25% owned by Ash Greyson, who is the head of the company’s advisory board. There are currently no business relationships between the two companies other than a parent company ownership through Global Development Alpha, LLC.

At just over three years old, we are still currently in an early stage in our company, sourcing material and developing ideas for scripts and movies. We did complete physical production of our first film Camp Hideout, and are working to set distribution plans to monetize the film. Distribution is never guaranteed.

Principal Products and Services

Our intent is to grow the world’s largest community of engaged faith & family supporters, and to partner, through joint ventures or otherwise, with existing content creators. By leveraging our industry knowledge and experience, we feel that we have an opportunity to create revenue streams from developing faith based feature films and television programming and from marketing of other studios’ films and television products to our community of supporters.

We will be using proven entertainment industry business models with an added twist that we believe will give us a competitive advantage. If we get our community of supporters involved in our projects, we believe our projects will be more likely to succeed when they come to market.

At this stage, our primary focus is on the following projects that are in various stages of development:

●	To set distribution for Camp Hideout

●	We have completed an original screenplay The Grace of Christ, written by Brian Baugh (Writer of The World We Make & Finding You, Director of I’m Not Ashamed, The World We Make & Finding You). We are focused on developing this project, including attaching a director, actor(s), etc.

●	We have optioned the life rights of the founder of Auntie Anne’s Pretzels, Anne Beiler, with the intent of turning her story into a feature film. We are currently in development on this project. Our focus is to hire a writer and get the film set up.

Although we intend to use our best efforts to proceed with these projects, there is no guarantee that any or all of these projects will move forward or become successful.

We are also considering smaller marketing partnerships and the acquisition of life rights for documentary and dramatic films. Typically, the marketing partnership involves marketing of completed films for which we would make an upfront payment to receive a percentage of the gross receipts. Marketing projects like this have an additional benefit to the company of expanding awareness of who we are, which can help with other future projects.

Over the past year, we have also entered into additional opportunities which management feels was in the best interest of the company, including acquiring 316tees.com which generated approximately $86,000 in gross revenue in 2022. We also recently did a management agreement with Ribbow Media which has generated over $1.2 Million dollars in gross revenue in 2023. On April 25th 2023, the company formed a wholly owned subsidiary, Hatch Me Media, LLC and entered into an Asset Contribution Agreement with Three Brooks Advisory, LLC whereby Three Brooks Advisory contributed certain assets in exchange for 1,000 non-voting preferred units of Hatch Me Media, LLC with certain put rights that cause Called Higher Studios to purchase each preferred unit of Hatch Me Media, LLC for shares of Called Higher Studio’s common stock valued at $1,200 for each preferred unit.

Near-Term Goals

Our biggest near-term goal is to distribute Camp Hideout.

We have signed a first look deal with PZAJ Holdings, LLC. (note this is a related party transaction).

An additional near term goal is to grow 316tees.com

We are looking to partner and/or acquire potential companies in the future to help grow our revenues and presence in the entertainment space. YouTube is a high priority for us, as we feel it has one of the highest growth potentials for us due to the high traffic and awareness the platform generates.

We are likely to need an additional $500,000 to $8 million to properly distribute and market our future films, depending on the structure and the nature of the film’s release. We may need to increase our film budgets in the future as the company grows. The reason for the large range depends on whether or not a film goes theatrical. Releasing a film through a sale to a streamer generally costs Called Higher Studios no additional dollars since there is not a need to market the film, although we may choose to market it and spend advertising dollars to expand our brand into the marketplace. Should we decide one of our films should be distributed through theaters, generally that cost could be from $3 Million to $8 Million dollars to release it on 1500 to 2700 theaters. The reason for this is the massive costs to market the film and distribute it to the theaters. This cost could be born by Called Higher Studios should we have the capital, borrowed funds, or raised from investors in what is commonly referred to as a P&A loan.

If we partner or co-finance a film with another production company, it may be possible for us to own a percentage of the film through a joint venture for $250,000 or above. However, this depends on the nature of the deal and how we structure the joint venture. While film box office receipts and licensing fees are usually known relatively quickly, they usually have a long recoupment cycle. It can take one to three years to generate significant profits that are actually realized and collected by the company.

Management of the company has relied on the above information to inform its understanding of the current market. However, we have not independently verified the information provided by the above referenced sources. Also, it is important to note that global, unpredictable events such as Covid-19 can adversely affect our financial results, operations, and our company in general. These events could occur again unexpectedly.

Growing our Fan Community

We founded Called Higher Studios because we have a deep desire to spread the name of Jesus through film, television and media. Ultimately, our goal is to spread the Good News of Jesus Christ and to see people accept him and come to know him more intimately and deeply. We believe that by creating content that teaches biblical principles, we can make a positive impact in the society and world we live in today. Christian fans hold great power in the entertainment industry, especially when those fans come together to form a community for good, positive outreach.

When fans invest in Called Higher Studios they become shareholders of the company and members of the faith based entertainment community. That means that they have a financial stake in the success of Called Higher Studios and all our projects. This concept is not new—people have been investing in public media companies for decades. What is new is that Called Higher Studios was, to our knowledge, the first faith based entertainment company in history designed from the ground up to be owned by a large group of people of faith.

We believe this creates a significant competitive advantage for our company. Aside from being financially invested, fans are far more likely to become EMOTIONALLY invested in our projects. These fans are not only more likely to watch the movies and shows that we plan to produce and they invested in — they are also more likely to share them on social media, bring out their friends and families and go out of their way to support each project. We believe a company owned by our fans has a unique ability to create the sort of authentic, organic following that we are looking to build.

In addition, we believe our community of invested shareholders can provide value in other ways:

●	By influencing the overall direction, look, and feel of the product that they help create;

●	By giving us needed feedback about our company and their wishes, hopes, and desires;

●	By utilizing their God given talents in specific potential roles to assist the company through volunteering or other opportunities; and

●	By being a collective force for change in the industry, and by applying pressure to disrupt outdated models in an effort to achieve positive creative destruction.

We intend to strive to develop the world’s largest and most engaged network of Christian fans and investors for the purpose of developing, producing, and distributing faith based and family content. It is this family, this crowd, this community that we believe is our greatest asset. By collectively developing, producing, and, more importantly, talking about our projects in the public domain, we believe that our fans and investors will increase the brand awareness of our collective projects. In a world where social media rules the attention span of most of the people out there, having a collective voice that can review, post, and share things about our projects, in our opinion, can greatly increase the probability of success.

In addition to our financing history, we look at the strides Called Higher Studios has made since our founding in June of 2019:

●	We filed and opened our first Regulation Crowdfunding Round on October 30, 2019.

●	We closed an oversubscribed first Regulation Crowdfunding Round on March 31, 2020, in which we received $1,065,812 from 3,735 investors.

●	We invested in the development of the film Battle For Brandon, based on the documentary by the same name. This investment was a loan into the film, which as of the date of this filing has been fully repaid with interest to Called Higher Studios.

●	We have physically produced & delivered the film Camp Hideout, and are currently in the process of looking to distribute.

●	We engaged Brian Baugh, director of I Am Not Ashamed, to develop and write our newest feature project, The Grace of Christ which now has a completed script.

●	We had an investment into our company by the owners of the Tic Tac Toy YouTube Channel, Jason McCann. With over 5 Million YouTube Subscribers, our partnership with Tic Tac Toy will allow their daughters to play roles in Camp Hideout which is a great marketing component in our opinion. We have also partnered with them to develop our own co-owned YouTube Channel. Jason McCann has also been named to our advisory board.

●	Phillip Glasser, an experienced film producer, who holds a producing credit on The War with Grandpa, a film that held the #1 spot at the box office for multiple days in 2020 produced Camp Hideout.

●	We created By Krave, LLC which has generated over $55,000 in gross revenue to date as of the date of this filing.

●	We created and launched Big Ark Books, which has generated over $7,000 in gross revenues to date as of the date of this filing.

●	We signed a management agreement with Ribbow Media Group which has generated over $1.2 Million in Gross Revenue to date.

●	We acquired 316tees.com which has generated approximately $86,000 in gross revenue in 2022.

How We Plan To Make Money

We intend to develop and diversify our revenue streams into more stable revenue streams to mitigate the inherent risk involved in the feature film making industry, when management feels this is in the best interest of the company, which was the case with By Krave, LLC and Big Ark Books. Our business plan is to partner with other entertainment companies and market participants to develop, produce, distribute and market movies, television shows and short form media to Christian audiences. We plan to create content and use established and emerging distribution channels to monetize it. Our goal is to pursue one or more of the following activities:

1.	Developing brands or owning brands for informational products, consumer goods, services, or other products that complement our audience and community.

2.	Developing influencers and their brands strategically to increase our revenue streams while simultaneously building a deeper reach through social media and influencer networks.

3.	Merging our company with or acquiring other companies within our space or in a completely different industry, when management feels that this provides a strategic benefit for our company. For example, we could acquire a company that management feels is a beneficial asset for Called Higher Studios. This benefit may be for the sole purpose of a stable revenue stream outside of our industry.

4.	Developing industry relationships and becoming a marketing partner for other content creators and distributors.

How We Plan To Fund Our Projects

Developing and monetizing entertainment projects like films and television shows usually requires significant capital investment. We intend to raise that money directly from our fan community or access additional capital through financing, co-productions, pre-sales, etc. We expect to run several fundraising rounds to achieve our goals. In addition to raising money directly from our fan community, we are exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase funding for Called Higher Studios projects.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. Many of these companies are our competitors in that we are all competing to develop entertainment for consumers. However, our focus on faith based programming makes us more unique and narrows down the competitive field. We also believe that collaboration is common in the entertainment industry, so we also view most of our competitors as potential partners. Some of our more direct competitors include:

●	Pure Flix, which is an American conservative Christian production and distribution company founded by David A.R. White and Russel Wolfe and inspired by Netflix. They are known for producing Christian films, notably God’s Not Dead (2014), Do You Believe? (2015), I’m Not Ashamed (2016), The Case for Christ (2017), and Unplanned (2019). Since 2015, films distributed by Pure Flix have collectively grossed over $100 million at the domestic box office. The company has headquarters in Scottsdale, Arizona.

●	Fox Faith, which is a brand of film studio Twentieth Century Fox, and which targets evangelical Christians. Established under Fox’s video division, Fox Faith acquires independent Christian-themed films for theatrical and video release. Fox describes Fox Faith titles as “morally-driven, family-friendly programming,” and requires them to “have overt Christian content or be derived from the work of a Christian author.”

●	Promenade Pictures, which is a motion picture production company founded in 2003 by Frank Yablans, the former head of Paramount Pictures and of MGM/UA. The stated goal of the company is the creation of family-friendly films. In 2007, the company released its first film, an animated version of The Ten Commandments. It is the first in their “Epic Stories of the Bible” series.

We are aware of additional companies such as Angel Studios that have achieved significant traction in the faith based, fan owned entertainment space as well. To date it is in our opinion, that Angel Studios has since become the leader in this space, completing multiple financing rounds and producing the hit show, The Chosen. Although, we welcome and applaud the success of any company that is spreading the Gospel, it is important to note that their studio and projects could pose competition to our model and make it more difficult for us to compete.

Employees

As of April 13, 2023 we had two full-time employees, two part-time contractors and one part-time advisory board advisor at Called Higher Studios.

Intellectual Property

We are in the process of researching a trademark application for our company’s name, Called Higher Studios. In order to protect that trademark value, we have proactively sought out any other entities with which we believed there may have been a conflict and entered into concurrent use agreements.

Litigation

Called Higher Studios has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Called Higher Studios was incorporated on June 4, 2019 in Delaware. We are in the business of creating and monetizing faith based entertainment content. We are in the early stages of development and our activities since inception have consisted primarily of those relating to business formation, growing our fan base and raising capital to fund our business plan.

Plan of Operations

Over the next 12 months, we intend to attempt to set up distribution for Camp Hideout. We also plan to develop The Anne Beiler Story and The Grace of Christ.

We also have a major focus on YouTube and intend to enter into that space either through capital investments, acquisitions, or original generated content.

We intend to attempt to scale By Krave, Big Ark Books and 316tees.com

Operating Results

How long can the business operate without revenue:

It is not our intention to operate without revenue. Camp Hideout, our first feature film, was presold and generated approximately $2,000,000 (two million dollars) in deferred revenue at 12/31/2021. That revenue has been received and recognized when the film was completed and delivered in 2022. In the case of having zero revenue or low revenue, we would scale down operations, in which case we believe we could operate for an additional 24 to 36 months without revenue, capital contributions and/or debt provided by our parent company and/or other investors. It is important to note that we do not incur major production expenses unless we have projects being developed or that are in production, so this expense can be monitored based on the number of projects we have at any given time.

Foreseeable major expenses based on projections:

Our major expenses foreseen are overhead, marketing, public relations, project development, and fees associated with Regulation CF and Regulation A.

As we choose projects and make the decision that it is in the company’s best interest to attempt to produce and distribute that project, some of the major foreseeable expenses that could occur are expenses related to hiring writers to develop the script, casting, actor payments, director payments, producer payments, film crew, editing and post production expenses, marketing and film sales related expenses, and film finance expenses. Our future projects, The Grace of Christ and the Anne Beiler Story, are two potential projects that could have expenses associated with them as we move forward.

Future operational challenges:

Crowd management - as our fan and investor base grows, managing the communications and expectations of individual fans and investors becomes more challenging. This will require additional resources, both capital and human.

Finding quality content - our business relies on finding quality source material and/or partnering with other companies who have the rights to quality content.

Future challenges related to capital resources:

Our core business is supported by our community, so our ability to aggregate like-minded people is essential to our business. There is the possibility that our estimates on fans and investors are not met. While we have the ability to self-fund our company by taking on additional debt, capital calls, or engaging outside investors, the ability to source a “crowd” around our mission opens additional revenue streams for our company. The crowdfunding space for Regulation A and Regulation CF is growing and this could become an issue for us and multiple other studios and companies similar to ours dilute our potential ability to gain crowd investors and stand out in the space.

Past & Future milestones and events:

The closing of our first Regulation A Offering was a great milestone. It offered us the ability to increase our capital and our crowd investors. Also, the pre-sale of our first feature film, Camp Hideout, was a great milestone that, in our opinion, proved our ability to make a profitable film through the Called Higher Studios model.

It is our intention to continue to execute multiple crowdfunding raises, this is essential to our business model to grow our investor base, our crowd, and our capital resources. While we may execute additional Regulation CF or A raises, it is our current intention to file additional larger raises as well and/or potentially take investment outside of crowdfunding.

We have generated some minor, insignificant revenue through merchandising and test sales, including the launch of Called Higher Studio’s wholly owned e-commerce jewelry business, By Krave, LLC, and our DBA children’s book sales channel, Big Ark Books, and the acquisition of 316tees.com. We also have generated approximately $2,000,000.00 in revenue from the sale of our first film Camp Hideout.

We expect to start generating additional revenue over the next 12 months, but we may not be able to be profitable by that time. It is dependent upon how many projects and what types of projects we engage in. There is the potential for Called Higher Studios to generate revenues that are not dependent upon creating and distributing our own feature film(s); examples of these types of revenues would be utilizing our platform and community to advertise another studio’s film project(s), selling company owned or branded merchandise, producing or consulting on films for a fee, or growing business line extensions that fit well with our customer profile and would be advantageous for Called Higher Studios, Inc through profits and/or lowering our customer acquisition costs for our content.

Covid 19 continues to add costs to productions and has negatively impacted our operations and financial results.

Operating Results – 2022

Balance Sheet Information
Cash and Cash Equivalents:	188,704
Current Assets:	325,731
Accounts and Notes Receivable:	0
Property, Plant and Equipment (PP&E):	1,448
Non-Current Assets:	106,430
Total Assets:	622,313
Accounts Payable and Accrued Liabilities:	37,046
Long Term Debt:	0
Total Liabilities:	37,046
Total Stockholders’ Equity:	585,268
Total Liabilities and Equity:	622,313

Statement of Comprehensive Income Information
Total Revenues:	2,115,064
Costs and Expenses Applicable to Revenues:	2,392,577
Depreciation and Amortization:	0.00
Net Income:	-277,513

Name of Auditor (if any):	Morison Cogen LLP

Liquidity and Capital Resources

We have raised a total of approximately $2,343,604 from inception through April 29, 2023, including:

●	On July 23, 2019, $25,000 in a private placement under Section 4(a)(2) for the sale of a total of 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC; and

●	Approximately $1,065,812 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 1,089,223 shares of Class A Voting Common Stock, at $1.00 per share. This Regulation Crowdfunding offering closed on March 31, 2020.

●	Approximately $803,479 in a crowdfunding campaign pursuant to an offering under Regulation A, issuing approximately 148,221 shares of Class A Voting Common Stock at $5.52 per share. This Regulation Crowdfunding offering closed on June 30, 2021.

●	In December 2020, $25,000 in a private placement under Section 4(a)(2) for the sale of 4,529 shares of Class A Voting Common Stock at $5.52 per share.

●	Approximately $424,205 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 139,084 shares of Class A Voting Common Stock, at $3.05 per share.

●	These raise funds are partially offset by approximately $394,519 of offering costs for the year ended December 31, 2022 in connection with the Regulation Crowdfunding offerings.

With these proceeds, we had approximately $711,660, as of March 2023. We believe that we have the cash to fund operations through December 31, 2023.

As of April 29, 2023, we had 2 full-time employees and 2 contractors, representing approximately $50,990 in monthly operating expenses. Effective June 1, 2020, Jason Brown, our President and Chief Executive Officer, began receiving compensation at a base annual salary of $120,000 from the company pursuant to an Employment Agreement dated June 1, 2020. Effective February 8, 2023, Jason Brown’s employment agreement was amended and restated to an updated compensation amount of an annual base salary of $240,000. In addition to the base annual salary, Jason Brown will be entitled to receive incentive bonus compensation annually based on the performance goals and under the terms set out in this Employment Agreement which is attached as an exhibit to filing.

We have not committed to make any capital expenditures other than the development of the projects listed in this filing. We have no bank line of credit or other arranged financings.

We can operate for a small amount of time through capital contributions and/or debt provided by our parent company Global Development Alpha, LLC, and/or other investors. Our current business model does not have a high burn rate and our operations can be scaled according to our business plan and/or revenue streams. In essence, we do not incur major expenses unless we have projects that are being developed or that are in production.

The general business interruptions caused by COVID-19 began at the end of our first Regulation Crowdfunding raise and continue to this date.

COVID-19 will likely make it more difficult for us to raise funds through a credit facility or other fund raising methods. Our intended use of cash to deploy into products such as film and television programs has been negatively affected. Because it is more difficult to physically produce our projects due to the social distancing regulations, it is more difficult for us to use this capital as intended at this time. See “Risk Factors – Natural disasters and other events beyond our control could materially adversely affect us” for more information.

Trend Information

Prior to the COVID-19 pandemic our industry was experiencing positive growth. Now, in 2022, we are beginning to see theatrical releases with somewhat positive trends in attendance and revenues, but there seems to be, in our opinion, a hesitancy with some demographic groups coming back to theaters at pre Covid 19 levels. This coupled with new consumer habits of streaming from home, tend to soften our outlook on theatrical releases in general with a negative skew. With the onset of the COVID-19 pandemic the current industry outlook is still slightly negative.

Prior to the COVID-19 pandemic the following trends in our industry were observed:

●	Several faith and family movies, such as Breakthrough ($40,713,082) and Overcomer ($34,746,945) for example, did well at the domestic box office in 2019.

●	Faith & Family films, when compared to the average budget of most Hollywood films, required less capital to produce.

●	More people appeared to have been supporting faith and family projects. For example, The Chosen, a crowdfunded faith-friendly episodic, raised over $10 million dollars for its first season, according to its website and other reports.

Although it is extremely difficult to predict what the entertainment industry will experience after the COVID-19 pandemic, we feel that there will be opportunities for companies like ours to take advantage of new consumer trends, habits, and industry needs that evolve because of this pandemic. While we are optimistic, there are some important possibilities we must consider.

●	The demand for our products could be unstable for the foreseeable future. The new “stay at home” orders, limited lifestyle rules and regulations, and potential future lifestyle habits may create a higher demand for our products, but we believe that this may be temporary. Long term, we are unsure whether this trend will continue, as people are able to leave their homes to go to other events, take trips, and enjoy other forms of entertainment. It is difficult to predict whether the increase in at home content consumption will be sustainable.

●	Due to the limited ability of large gatherings and travel, which is essential to physical production, many productions of films, television shows, and sporting events across the nation have been delayed or cancelled. For those shows that have filmed over the past 12 months, many of them have seen a very high increase in Covid related costs to their projects such as personal protection equipment, sanitizer, labor due to Covid testing and positive results, and quarantining. These are just a few and there are many, many more costs that have been associated with filming during the pandemic It is currently unclear when productions across our industry will be able to continue normally without Covid related protocols. Similarly, future travel restrictions, limited access to industry events, and public fear over traveling could potentially negatively affect our operations and our ability to achieve our business goals

●	Financial health of streaming services such as Up Faith and Family, PureFlix, Netflix, Angel Studios, and Amazon, the major studios such as Lionsgate or Sony, or the theater owners such as AMC, may have been negatively affected by COVID-19. Any negative impact on these services and providers could negatively affect content creators like Called Higher Studios, through, for example, declines in licensing or acquisition plans.

While we are seeing Covid 19 restrictions being relaxed, there are still Covid 19 restrictions in place, by SAG, for example, that increase the costs of productions. There is no guarantee that Covid 19 will ever go away and that these restrictions will end.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The company’s executive officers, directors, and significant employees are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/ full-time
Officers:
Jason Lee Brown	President, Chief Executive Officer	43	Appointed to indefinite term of office. June 4, 2019	Full-time

Directors:
Jason Lee Brown	Director	43	Appointed to indefinite term of office. June 4, 2019	Full-time

Significant Employees:
Ash Greyson	Head of Advisory Board	50	Appointed to indefinite term of office July 25, 2019	Part-time

Jason Brown–Founder, President, Chief Executive Officer, Director

Jason Brown is the Founder, President, CEO and Director of the company. He has served in this position since the company’s founding. Prior to founding the company, from 2017 to 2019, Mr. Brown was the CEO of Arolucha Inc., overseeing its developing stages, vision and staffing. Prior to that, from 2014 to 2016, Mr. Brown was the CEO of Aroluxe Media, LLC, a marketing agency, overseeing its corporate strategy, vision and execution. Mr. Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on POPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios. Mr. Brown currently serves on the board of Global Development Alpha, LLC, overseeing the operations of this holding company, which holds a controlling interest in Called Higher Studios, Inc. Mr. Brown holds a Film Degree from The Los Angeles Film School, from which he graduated a valedictorian.

Ash Greyson–Founder, Head of Advisory Board

With more than 20 years of media experience, Mr. Greyson is an expert producing, marketing, and digital and social strategies for faith-based films. Clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, TBN, Walden Media, and PureFlix. Mr. Greyson’s marketing campaigns have played an integral part in the success of many films including God’s Not Dead that produced over 60 million dollars in the box office and 2016: Obama’s America, the second highest grossing film in its genre. Mr. Greyson has worked at Ribbow Media Group, a company he founded in 2014, since 2014 and has had an opportunity to work on films such as I Can Only Imagine, Wonder, The Shack, Hacksaw Ridge, Deepwater Horizon, War Room, Risen, Woodlawn, and many others.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022, we compensated our one highest paid executive officer and director on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jason Brown (1)	President, Chief Executive Officer	$105,000.00	$0	$105,000.00

(1)	We had only one officer and director as of December 31, 2022.

Effective as of February 8, 2023, the company has entered into an employment agreement with Jason Brown. Jason Brown will receive an annual salary of $240,000 and be entitled to a cash bonus from the company pursuant to the terms of an Employment Agreement dated February 8, 2023. The amount of the bonus will be based upon the achievement of the Company’s annual performance goals and the Executive’s annual target performance milestones, set forth below, as determined by the Audit Committee and the Board. The bonus schedule is as follows:

% of Target Milestones	>100%	80%-99%	79%-60%	59%-40%	39%-30%	Under 20%
% of Base Salary	100%	80%	60%	40%	20%	0%

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 28, 2022, the Called Higher Studios voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of Voting Power
Class B Voting Common Stock	Global Development Alpha, LLC (2)	1,500,000 shares		88.89%	82.7	%(3)
Class B Voting Common Stock	Ash Greyson	187,500 shares		11.11%	10.68%
Class A Voting Common Stock	Ash Greyson	46,875 shares		3.97%	10.68%

(1)	The address for all the executive officers and directors is c/o Called Higher Studios Inc., 231 Public Square, Suite 300, PMB-41, Franklin, TN 37064.
(2)	Global Development Alpha, LLC is 75% owned by Jason Brown, the company’s President, Chief Executive Officer and Director and 25% owned by Ash Greyson, who is the head of the company’s advisory board.
(3)	Based on 1,687,500 shares of Class B Voting Common Stock and 1454,953 shares of Class A Voting Common Stock outstanding.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On July 23, 2019, the company sold 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC pursuant to a Restricted Stock Purchase Agreement, which can be found in Exhibit 6.2 to this Form 1-K. At the time of the transactions, Global Development Alpha, LLC was 100% owed by Jason Brown, the company’s President, Chief Executive Officer, and sole Director. On July 1, 2020, Ash Greyson purchased a 25% interest of Global Development Alpha, LLC, reducing the interest of Jason Brown to 75%.

On July 26, 2019, the company entered into a Restricted Stock Purchase Agreement with Ash Greyson, which can be found in Exhibit 6.3 to this Form 1-K, pursuant to which the company sold 187,500 shares of its Class B Voting Common Stock to Ash Greyson for $100.

On July 26, 2019, the company also entered into an Advisory Board Agreement with Ash Greyson, which can be found in Exhibit 6.1 to this Form 1-K pursuant to which the company granted 46,875 shares of its Class A Voting Common Stock to Ash Greyson as compensation for his advisory services under this agreement.

OTHER INFORMATION

Related Party Transaction Disclosure.

Our Founders Jason Brown and Ash Greyson have an interest in PZAJ Holdings, LLC (PZAJ) as outlined in a unanimous written consent by the board of directors. Under this consent, there is a financing arrangement that exists whereby another entity, unrelated, intends to become the majority shareholder of PZAJ, reducing Jason Brown and Ash Greyson’s interest to minority interests in PZAJ Holdings, LLC, but as of the date of this filing that has not occurred and the unrelated, third party entity continues to fund PZAJ through debt financing. As part of this agreement, Called Higher Studios, Inc has a first look deal with PZAJ, essentially becoming the faith division of PZAJ. Management has approved this agreement and believes that PZAJ has access to financing and resources that supported entertainment projects of the Company in the future.

During 2021, the Company began producing the feature film, “Camp Hideout”. It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company. The full amount of the payment for the production management fee was $105,600 and was paid and fully expensed in October 2021.

In 2021 the Company received a payment in the amount of $106,600 for a data usage fee and reimbursement for the Company’s investments in the development and production of the film Camp Hideout. This fee was paid by an entity where the majority owner is also a majority stockholder in the Company. During 2022 and 2021 $0 and $17,766 was earned from this agreement.

During 2021 Camp Hideout, LLC entered into a producer fee agreement with an entity where the majority owner is also a stockholder in the Company. The amount of the payment for production fee was $20,000 and was paid in 2021. The Company also paid this entity a consulting fee in the amount of $25,000 for its service on the advisory board for Called Higher.

During 2020, the Company advanced $64,184 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bears no interest and is considered payable on demand. The advance was fully repaid as of December 31, 2022. As of December 31, 2022 and 2021 the amount due to the related party is $0 and $64,184

During 2020, the Company loaned $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021

Called Higher Studios, Inc. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Called Higher Studios, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Called Higher Studios, Inc. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Morison Cogen LLP (00536)

We have served as the Company’s auditor since 2022.

Blue Bell, Pennsylvania

March 16, 2023

Called Higher Studios Inc.

Consolidated Balance Sheets

	Year Ended December 31,
	2022	2021
ASSETS
Current Assets
Cash and Cash Equivalents	$188,704	$453,205
Funds Held in Escrow	-	46,278
Inventory	58,727	28,580
Deferred Offering Costs	27,574	-
Note Receivable	-	3,300
Prepaid Expenses	9,430	21,100
Due From Related Party	-	64,184
Grant Rebate Receivable	230,000	-
Total Current Assets	$514,435	$616,647

Non-Current Assets
Fixed Assets, Net of Accumulated Depreciation	$1,448	$1,883
Investment in Original Programming	55,659	1,928,543
Intangible Assets	50,771	35,706
Total Non-Current Assets	$107,878	$1,966,132

TOTAL ASSETS	$622,313	$2,582,779

CONTINGENCIES

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts Payable	$26,446	$16,652
Other Current Liabilities	172	20,393
Accrued Expenses	10,428	20,134
Deferred Revenue, Related Party	-	2,050,000
Total Liabilities	$37,046	$2,107,179

Stockholders’ Equity
Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021	$-	$-
Class A common stock, $0.00001 par, 250,000,000 shares authorized, 1,465,480 and 1,310,630 shares issued and outstanding as of December 31, 2022 and December 31, 2021	16	13
Class B common stock, $0,00001 par, 250,000,000 shares authorized, 1,687,500 shares issued and outstanding as of December 31, 2022 and December 31, 2021	17	17
Deferred Compensation	(796,663)	(796,663)
Additional Paid-in-Capital	2,828,530	2,441,352
Accumulated Deficit	(1,446,632)	(1,169,119)
Total Stockholders’ Equity	$585,268	$475,600

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$622,313	$2,582,779

The accompanying notes are an integral part of these consolidated financial statements.

Called Higher Studios Inc.

Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
	2022	2021
Net Revenues	$2,115,064	$48,904
Cost of Net Revenues	(2,069,034)	(48,150)
Gross Profit	$46,030	$754

Operating Expenses
General and Administrative	$401,326	$345,286
Research and Development	4,500	144
Sales and Marketing	198,510	243,710
Total Operating Expenses	604,336	589,140
Loss from Operations	(558,305)	(588,386)

Other Income/(Expense):
Producer Fee Income	$48,500	$72,193
Grant Rebate	230,000	-
Interest Income	-	1,800
Realized Gain	4,281	-
Interest Expense	(1,989)	(171)
Total Other Income	280,792	73,822

Provision for Income Tax	-	-

Net Loss	$(277,513)	$(514,564)

Net Loss per share	$(0.09)	$(0.17)
Weighted Average Common Shares Outstanding	3,140,950	2,942,618

The accompanying notes are an integral part of these consolidated financial statements

Called Higher Studios Inc.
Consolidated Statement of Changes in Stockholder’s Equity
For The Year Ended December 31, 2022 and 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Deferred	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Equity
Balance at December 31, 2020	1,181,548	11	1,687,500	17	1,142,458	-	(654,555)	487,931
Issuance of Warrants - Broker Commission	-	-	-	-	37,397	-	-	37,398
Issuance of Class A Common Stock - Regulation A	108,102	1	-	-	582,023	-	-	582,024
Offering Costs	-	-	-	-	(134,542)	-	-	(134,542)
Restricted Stock Grant - Class A Common Stock	-	-	-	-	796,663	(796,663)	-	-
Issuance of Class A Common Stock - Broker Compensation	20,980	1	-	-	17,353	-	-	17,353
Net Loss	-	-	-	-	-	-	(514,564)	(514,564)
Balance at December 31, 2021	1,310,630	13	1,687,500	17	2,441,352	(796,663)	(1,169,119)	475,600
Issuance of Class A Common Stock	139,084	3	-	-	424,206	-	-	424,209
Issuance of Class A Common Stock - Broker Compensation	15,766	-	-	-	23,193	-	-	23,193
Issuance of Warrants - Broker Commission	-	-	-	-	409	-	-	409
Offering Costs	-	-	-	-	(60,630)	-	-	(60,630)
Net Loss	-	-	-	-	-	-	(277,513)	(277,513)
Balance at December 31, 2022	1,465,480	16	1,687,500	17	2,828,530	(796,663)	(1,446,632)	585,268

The accompanying notes are an integral part of these consolidated financial statements

Called Higher Studios Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2022	2021
Cash Flows from Operating Activities
Net Loss	$(277,513)	$(514,564)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used in)
Operating Activities
Investment in original programming expensed as production costs	1,996,848	-
Depreciation	435	-
Changes in Operating Assets and Liabilities:
Prepaid Expenses	11,669	(7,772)
Fund held in Escrow	46,278	(8,089)
Inventory	(30,147)	(28,296)
Accrued Expenses	(6,243)	16,671
Other Current Liabilities	(23,683)	20,393
Accounts Payable	9,794	8,482
Rebate Receivable	(230,000)	-
Deferred Revenue, Related Party	(2,050,000)	2,050,000
Net Cash Provided by (used in) Operating Activities	$(552,562)	$1,536,825

Cash Flows from Investing Activities
Repayment from Related party	64,184	3,318
Investment in Original Programming	(123,964)	(1,847,532)
Purchase of Fixed Assets	-	(1,883)
Repayment from Note Receivable	3,300	-
Repayment from Note Receivable, related party	-	30,300
Increase in Note Receivable	-	(300)
Proceeds from Sale of Investmemt	25,000	-
Purchase of Intangible Assets	(40,065)	(35,705)
Net Cash Provided by (used in) Investing Activities	$(71,545)	$(1,851,802)

Cash Flows from Financing Activities
Proceeds from Issuance of Class A Common Stock	424,209	582,024
Offering Costs	(37,028)	(79,793)
Deferred Offering Costs	(27,574)	-
Proceeds from Stock Subscription Receivable	-	40,427
Net Cash Provided by Financing Activities	$359,607	$542,660

Net Change in Cash	(264,501)	227,683
Cash at Beginning of Year	453,205	225,522
Cash at End of Year	$188,704	$453,205

Suuplemental Disclosure of Non- Cash Financing Activities
Shares Issued as Broker Compensation	$23,193	$17,535
Warrants issued as Broker Commissions	$409	$37,397
Shares issued as deferred compensation	$-	$796,663

The accompanying notes are an integral part of these consolidated financial statements

Called Higher Studios, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (‘Called Higher”) is a corporation organized on June 4, 2019 under the laws of Delaware. The Company’s mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, Called Higher formed Camp Hideout, LLC in the state of Tennessee. This company was organized to produce and license the feature film, “Camp Hideout”. It is currently a wholly-owned subsidiary of Called Higher.

On March 16, 2021, Called Higher formed By Krave, LLC in the state of Tennessee. This company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, Called Higher entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of Called Higher.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $277,513 and $514,564 during the years ended December 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of additional shares of common stock, however there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP), and has adopted the calendar year as its basis of reporting. All intercompany transactions among Called Higher, Camp Hideout, LLC and By Krave, LLC (collectively the “Company) are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of Financial Accounting Standards Board Accounting Standards Codification “FASB ASC” 340-10-S99-1. Deferred offering costs consist principally of legal fees and broker fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding, during 2020 with Regulation A and Regulation Crowdfunding offerings, and during 2021 with a second round of offering under Regulation A. Prior to the completion of an offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering. There were $27,574 in deferred offering costs as of December 31, 2022 and $0 as of December 31, 2021.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average costing method. Inventory balances as of December 31, 2022 and 2021 consisted of finished goods of were $58,727 and $28,580, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand.

Filmed Entertainment and Production Costs

In accordance with FASB ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting the Company’s results of operations and financial condition.

The Company capitalized $123,964 and $1,847,532 of program rights and movie production costs incurred in 2022 and 2021. In August 2022 the film Camp Hideout was delivered and costs related to production of the film in the amount of $1,996,848 were expensed during the year ended December 31, 2022. The costs capitalized in 2022 are related to publishing and film projects that have not been greenlit.

Fair Value of Financial Instruments

“FASB” guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company is classified as a C Corporation and its income is taxed at the corporate level. The Company’s subsidiaries, By Krave & Camp Hideout are Limited Liability Companies and their taxable income or loss is passed through to Called Higher Studios Inc. and included in Called Higher Studios Inc. Taxable income or loss.

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,447,700 and $1,169,813 as of December 31, 2022 and 2021, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $378,356 and $305,731 as of December 31, 2022 and 2021, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2022 and 2021 and the effective tax rate to 0%.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

FASB ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2022 and 2021. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

The deferred revenue of $2,050,000 was recognized in August 2022 as the performance obligation was satisfied. The performance obligation is deemed satisfied when post-production is finalized and the completed film is delivered to the Distributor.

Costs of Revenues

Costs of revenues include production costs, product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss for all periods presented.

Net Loss per Share

Net loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021 diluted net loss per share is the same as basic net loss per share for each year.

The following table sets forth the outstanding potentially dilutive securities that have been excluded from the calculation of diluted net loss per share for the years ended December 31, 2022 and 2021 respectively, because to do so would be anti-dilutive (in common equivalent shares):

	December 31,
	2022	2021
Common stock warrants	7,492	7,492
Unvested restricted stock units	148,852	148,852
Total	156,344	156,344

NOTE 4: NOTE RECEIVABLE

Related Party

During 2020, the Company loaned $30,000 to a company that is a related party through common ownership at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. As an incentive to loan the funds to the related party, the Company received 120,000 shares of common stock of the related party company, which only vest upon a change of control, and thus no value was assigned to these shares. This note was fully repaid in 2021.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year. This note was fully repaid in February 2022.

NOTE 5: GRANT REBATE RECEIVABLE

The Tennessee Entertainment Commission (TEC) Production Incentive offers up to a twenty-five percent rebate on qualified Tennessee expenditures to production companies filming in Tennessee. The incentive, funded through the Film/TV Fund, is distributed to qualified production companies through a grant contract.

The Company entered into a grant contract with the TEC and was approved for a total grant rebate of $230,000 based on the original production budget for Camp Hideout. As of March 16, 2023 the company has not received the rebate.

NOTE 6: INTANGIBLE ASSETS

The following table sets forth the components that make up the total balance of intangible assets. Amounts listed are the original value of the asset, amortization has not been taken against these assets

	Intangible Assets
	December 31, 2022	December 31, 2021
Website	$49,870	$10,005
Cryptocurrencies	-	25,000
Patents	900	700
Total Intangible Assets	$50,770	$35,705

On September 20, 2022 the Company purchased 316tees.com and all related social platforms for a purchase price of $41,000. The amount of $36,000 was paid on the purchase date with the remaining $5,000 to be paid after an earn out period of 3 months. As of December 20, 2022 the earn out was reduced by $1,135 and the purchase amount was updated to $39,865. 316tees.com operates a website that sells custom tee-shirts utilizing 3rd party merchandise providers.

NOTE 7: STOCKHOLDERS’ EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10,000,000 shares of Class A Voting Common Stock and 5,000,000 shares of Class B Voting Common Stock, along with authorizing 5,000,000 shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stockholders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company’s board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

Common Stock Issuances

During the year ended December 31, 2022, the Company raised gross proceeds of $424,209 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 139,084 shares of Class A Voting Common Stock at $2.89 per share.

The Company incurred $60,630 of offering costs during 2022 in connection with the Regulation A offerings which consists of the issuance of 15,766 shares of Class A Voting Common Stock with a fair value of $23,194, the issuance of warrants to purchase 81 shares of Class A Voting Common stock with an estimated fair value of $409 and $37,027 of cash payments.

During the year ended December 31, 2021, the Company raised gross proceeds of $582,023 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 108,102 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $46,278 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds were disbursed in 2022.

During the year ended December 31, 2021, the Company had committed investments totaling $201,320 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, for Class A Voting Common Stock at $3.05 per share. The money had not been disbursed to the Company and was still in escrow. As such, the investment was not finalized and the 66,007 shares from those investments were not issued as of year-end. The funds from these committed investments were received in February 2022.

The Company incurred $134,542 of offering costs during 2021 in connection with the Regulation A offerings which consists of the issuance of 20,980 shares of Class A Voting Common Stock with a fair value of $17,353, the issuance of warrants to purchase 7,492 shares of Class A Voting Common stock with an estimated fair value of $37,805 and $79,793 of cash payments.

Deferred Compensation

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor’s total stake to 5% of the Company’s total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. The shares vest upon both a liquidity event defined as (1) an initial public offering, underwritten by a nationally recognized underwriter, of the Common Stock registered pursuant to the Securities Act where there is a Minimum Public Float immediately following such offering, (2) a merger or other business combination of recapitalization whereby the Common Stock is exchanged for cash and/or publicly traded equity or debt securities in another entity or a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the consideration to be received in such merger, business combination or recapitalization or (3) a sale or other disposition of all or substantially all of the Company’s assets to another entity, for cash and/or publicly traded equity or debt securities of another entity of a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the proceeds of such sale or disposition, in each case, other than to the Company, any subsidiary of the Company, or any entity controlled by the ultimate control persons of the Company. Regulation Crowdfund and Regulation A Crowdfunded Offerings as defined by the Securities and Exchange Commission shall not be considered a liquidity event The expense will be recognized when the vesting becomes probable

Warrants

In connection with the Company’s Regulation A offering, the Company was required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The Company sold 149,864 shares of Class A Voting Common Stock during this Regulation A offering and, therefore, the Company issued a warrant to purchase 7,492 shares of Class A Voting Common Stock with an estimated fair value of $37,805, of which $37,397 was reflected in 2021 and $409 reflected in 2022, which was recognized as offering costs. The exercise price of the warrant is $5.52, vests immediately and expires in five years. The fair value of the warrants was estimated using the Black- Scholes option pricing model with the following assumptions: Expected term of 5 years, expected volatility of 152.10%, expected dividend yield of 0% and risk-free interest rate of 1.45%. The expected volatility is the Company’s estimate of expected volatility that is based on the volatility of other public companies that are in closely related industries to the Company. As of December 31, 2022, all of the 7,492 outstanding warrants are exercisable.

NOTE 8: RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, “Camp Hideout”. It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company. The full amount of the payment for the production management fee was $105,600 and was paid and fully expensed in October 2021.

In 2021 the Company received a payment in the amount of $106,600 for a data usage fee and reimbursement for the Company’s investments in the development and production of the film Camp Hideout. This fee was paid by an entity where the majority owner is also a majority stockholder in the Company. During 2022 and 2021 $0 and $17,766 was earned from this agreement.

During 2021 Camp Hideout, LLC entered into a producer fee agreement with an entity where the majority owner is also a stockholder in the Company. The amount of the payment for production fee was $20,000 and was paid in 2021. The Company also paid this entity a consulting fee in the amount of $25,000 for its service on the advisory board for Called Higher.

During 2020, the Company advanced $64,184 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bears no interest and is considered payable on demand. The advance was fully repaid as of December 31, 2022. As of December 31, 2022 and 2021 the amount due to the related party is $0 and $64,184.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard on January 1, 2022. The adoption of this standard did not have a material impact on their financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, “Camp Hideout”, the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. The Company entered into an agreement with a related party on August 21, 2021 for the exclusive purchase of rights to The Camp Hideout film. The film was delivered in August of 2022 at which time the contingent liabilities were assigned to the purchaser.

NOTE 11: SUBSEQUENT EVENTS

On January 1, 2023, Called Higher Studios, Inc. and PZAJ Holdings, LLC entered into a three year Agreement which requires Called Higher Studios to submit projects to PZAJ Holdings, LLC on an exclusive first look basis in exchange for a monthly overhead fee and office space for the term of the Agreement plus an additional 6 months.

On February 7, 2023, the stockholders approved an increase of authorized shares of Class A Voting Common Stock to 250,000,000, and an increase of authorized shares of Class B Voting Common Stock to 250,000,000. The Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to reflect these changes.

On February 7, 2023, a stockholder elected to convert 187,500 shares of Class B Voting Shares into 187,500 Class A Shares.

On February 7, 2023, Called Higher Studios approved, with a Board Consent, an amended and restated employment agreement for Jason Brown, CEO, which increased his annual compensation, granted him 3,312,500 shares of Class B Voting Common Stock which vests upon issuance, provided for an annual cash bonus based on defined milestones and included annual grants of at least 50,000 shares of Class B Voting Common Stock which vests upon issuance.

On February 9, 2023, a stockholder elected to convert 1,500,000 shares of Class B Voting Common Stock into 1,500,000 Class A Shares.

On February 10, 2023, Called Higher Studios approved, with a Board Consent, the removal of the right to convert Class B Voting Shares into Class A Shares and authorized the re-filing of an Amended and Restated Certificate of Incorporation with the State of Delaware, which was filed on February 10, 2023.

On February 21, 2023, By Krave, LLC entered into a platform license agreement with a faith based advertising agency (“Licensor”), and was granted a perpetual, exclusive, worldwide license to implement and commercialize the assets connected to the Licensor’s platform. The Licensee will receive 10% of gross revenue from new business the Licensee procures and the Licensee will receive a percentage of the net profits, as defined in the agreement, payable every six months.

PART III

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation (Included as Exhibit 2.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-1_calledhigher.htm)

2.2	Bylaws* (Included as Exhibit 2.2 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-2_calledhigher.htm

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation* (Included as Exhibit 2.3 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-3_calledhigher.htm)

6.1	Advisory Board Agreement with Ash Greyson*(Included as Exhibit 6.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-1_calledhigher.htm)

6.2	Restricted Stock Purchase Agreement with Global Development Alpha* (Included as Exhibit 6.2 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-2_calledhigher.htm)

6.3	Restricted Stock Purchase Agreement with Ash Greyson*(Included as Exhibit 6.3 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-3_calledhigher.htm)

6.4	Jason Brown Employment Agreement dated June 1, 2020* (Included as Exhibit 6.4 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-4_calledhigher.htm)

8.1	Escrow Services Agreement dated May 11, 2020* (Included as Exhibit 8.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex8-1_calledhigher.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of Franklin, State of Tennessee, on April 27, 2023.

CALLED HIGHER STUDIOS, INC.

/s/ Jason Brown
By	Jason Brown, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following per-sons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jason Brown
Jason Brown, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Sole Director
Date:	April 27, 2023